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                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On October 25, 2000, ANTEC Corporation announced that they will hold an analyst meeting on November 1, 2000, to provide further guidance on its acquisition of Nortel Neworks' ownership interest in Arris Interactive L.L.C. The following is a transcript of a press release issued on October 25, 2000:


PRESS RELEASE
SOURCE: ANTEC Corporation

ANTEC ANNOUNCES ANALYST MEETING TO PROVIDE FURTHER GUIDANCE ON ARRIS TRANSACTION

DULUTH, Ga., Oct. 25 /PRNewswire/ -- ANTEC Corporation (Nasdaq: ANTC - news) is today announcing that the Company will hold an analysts meeting and teleconference call on November 1, 2000 from 9:00 am to 10:30 am (EST) in order to provide further guidance and information regarding the previously announced acquisition of Nortel Networks' (NYSE: NT - news) ownership position in the Arris Interactive, LLP joint venture and other financial information related to ANTEC results. The meeting will be held at the headquarters facility of Arris Interactive located at 3871 Lakefield Drive in Suwanee, Georgia. ANTEC and Nortel previously announced preliminary details of this transaction on October 18, 2000. The full text of the October 18th release may be viewed on the ANTEC website at www.antec.com.

The November 1st meeting will be broadcast live via teleconference and will also be webcast. Interested participants may join the teleconference by dialing 800-713-5386 prior to 9:00 am (EST) and asking for the ANTEC/Arris conference call or accessing the webcast at www.streetfusion.com or www.streetevents.com. Participants who wish to attend the meeting in person at the Arris facility in Suwanee, Georgia should call Christy Anderson at 678-473-8032 to register their attendance and receive directions to the meeting location.

If you are unable to participate in the live meeting, conference call or webcast, there will be a replay of the call through Monday November 6th on a 24-hour basis. The number for the replay recording is 800-642-1687 using pass-code #41407.

If you have any further questions, please contact Jim Bauer at ANTEC Corporation at 678-473-2647.

                                     - end -

         Antec and the new holding company, currently named Broadband Parent Corporation, will be filing a registration statement, which will contain a proxy statement of Antec and a

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prospectus of Broadband Parent Corporation, and other documents with the
Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from Antec Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention:
James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.